

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2018

Mr. Gavin Molinelli
Starboard Value LP
777 Third Avenue
New York, NY 10017

> **Re:** **Newell Brands Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2018 by Starboard Value LP et al.**
> **Soliciting Material under Rule 14a-12**
> **Filed March 9, 2018 by Starboard Value LP et al.**
> **Filed No. 001-09608**

Dear Mr. Molinelli:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Background to the Solicitation, page 5

1.   Please revise to briefly summarize any contacts between Starboard (or its affiliates) and Messrs. Ashken, De Sole or Franklin prior to January 25, 2018.

Reasons for the Solicitation, page 7

2.   A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:

*   "Newell's current management team has made critical missteps in integrating and operating the businesses …." (pages 7 and 8)

- "In late January 2018, the resignations of three well-respected directors … signaled to stockholders, in our view, that there was serious discord on the Board." (page 9)

- "These resignations demonstrated to us that there was Board dysfunction …." (page 9)

- "[T]he resignation of Mr. De Sole … confirms to us the severe governance deficiencies at the Company." (page 9)

3. Please disclose the peers you reference in the following statements:

- "[M]assive share price underperformance has resulted in Newell trading at … a substantial discount to its peers …." (page 8)

- "Newell stockholders have lost more than $11 billion of value despite meaningful gains for the Company's peer group …." (page 9)

- "[M]any of the Company's peers have done a far superior job navigating through the current environment." (page 10)

4. Please revise to describe how you derived the EBITDA and EBITDA margin estimates on page 9.

Proposal No. 1 Election of Directors, page 11

5. Disclosure on page 20 indicates that Starboard and Mariposa intend to suggest to the Board an appropriate compensation arrangement for Mariposa and Messrs. Franklin and Lillie in connection with Mr. Franklin potentially serving as Chairman of the Board and Mr. Lillie potentially serving as the Company's Chief Executive Officer. The suggested compensation arrangements for Mariposa and Mr. Lillie are described on page 20. Please also describe the compensation arrangement that Starboard intends to suggest for Mr. Franklin.

Additional Participant Information, page 28

6. Please disclose the information required Item 5(b)(1)(iv) of Schedule 14A for Mr. Mitchell.

Stockholder Proposals, page 31

7. Please disclose the information required by Rule 14a-5(e)(3). See Item 1(c) of Schedule 14A.

<u>Incorporation by Reference, page 32</u>

8.   Please specify the "other important information" which is being omitted from your proxy statement in reliance on Rule 14a-5(c). In addition, please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

<u>Soliciting Material under Rule 14a-12 filed March 9, 2018</u>

9.   A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:

- "In our opinion, there is no reasonable explanation for this mass exodus other than directors desiring to cease their association with such poor corporate governance and dismal operational performance."

- "We believe that the numerous director resignations are both a vote of no confidence in the current direction of the Company, and, simultaneously, a sign to shareholders of support for change."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Andrew M. Freedman
        Olshan Frome Wolosky LLP